Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE ANNOUNCES DISPOSITION OF DELTA AND HELM BAY PROJECTS AND INVESTMENT IN VIZSLA COPPER

Toronto (September 8, 2026) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) announced today that its wholly-owned subsidiary, Agnico Eagle (USA) Limited (“Agnico USA”) has entered into a securities and asset purchase agreement dated September 8, 2026 (the “Purchase Agreement”) with Vizsla Copper Corp. (TSX.V: VCU, OTCQB: VCUFF) (“Vizsla Copper”) and its wholly-owned subsidiary, Vizsla Copper US Acquisitions LLC, pursuant to which Agnico USA has agreed to sell: (a) all of the issued and outstanding membership interests of Delta Project LLC, a Delaware limited liability company that holds the mining claims comprising the Delta base and precious metal project (“Delta”); and (b) the assets comprising the Helm Bay gold project (“Helm Bay”) in return for certain aggregate consideration and contingent milestone payments as set out below (the “Transaction”).

The Transaction is subject to certain closing conditions, including approval of the TSX Venture Exchange (the “TSXV”), and is expected to close in the fourth quarter of 2026.

Pursuant to the Purchase Agreement, Agnico Eagle will receive the following aggregate consideration:

•	22,523,283 common shares of Vizsla Copper (each, a “Common Share”) representing approximately 19.99% of the issued and outstanding Common Shares as at the date of the Purchase Agreement, to be issued to Agnico Eagle at closing (the “Initial Consideration Shares”);

•	2,903,490 Common Shares (the “Deferred Consideration Shares” and, together with the Initial Consideration Shares, the “Consideration Shares”), to be issued to Agnico Eagle following receipt of disinterested shareholder approval, subject to certain conditions;

•	3,041,480 Common Share purchase warrants, each exercisable to acquire one Common Share at an exercise price of C$1.95 per Common Share for a period of two years from the date of issuance (each, a “Warrant”); and

•	a 2.0% net smelter return royalty on Delta and a 3.0% net smelter return royalty on Helm Bay (together, the “NSRs”), to be granted to Agnico Eagle at closing pursuant to separate royalty agreements. Vizsla Copper will have the right to purchase 50% of each of the NSRs at any time for C$5,000,000.

The Consideration Shares will be issued at a deemed price of C$1.26 per Common Share for an aggregate value of approximately C$32,037,734.

Vizsla Copper will also make the following contingent milestone payments to Agnico Eagle in respect of Delta (each of which may be satisfied, at Vizsla Copper’s election, in cash or in Common Shares, subject to certain limitations set out in the Purchase Agreement):

•	C$5,000,000, upon Vizsla Copper publicly disclosing a mineral resource estimate for Delta indicating an aggregate mineral resource of at least 300,000 copper equivalent tonnes of metal;

•	C$5,000,000, upon completion by Vizsla Copper of a feasibility study for Delta; and

•	C$10,000,000, upon Delta achieving commercial production.

Where a milestone payment is satisfied in Common Shares, the number of Common Shares issuable will be determined by reference to the 20-day volume-weighted average trading price of the Common Shares at the relevant time, subject to a floor price of C$1.26 per Common Share, being the maximum discount permitted under the policies of the TSXV. Any milestone payment that would result in Agnico Eagle having beneficial ownership of, or exercising control or direction over, 20% or more of the issued and outstanding Common Shares, or that cannot be satisfied in Common Shares because the required TSXV acceptance has not been obtained, will be satisfied in cash.

On closing of the Transaction, Agnico Eagle is expected to hold approximately 19.99% of the issued and outstanding Common Shares. Following closing, Vizsla Copper will seek disinterested shareholder approval to approve the issuance of the Deferred Consideration Shares, which would result in Agnico Eagle holding approximately 22.0% of the issued and outstanding Common Shares on a post-Transaction basis. In addition, the Warrants will provide that the holder thereof cannot exercise any Warrants to acquire Common Shares if such acquisition would result in the holder having beneficial ownership or control of 19.99% or more of the issued and outstanding Common Shares at the time of exercise. If the Deferred Consideration Shares have not been issued by January 31, 2027, Vizsla Copper will instead be required to issue to Agnico Eagle a non-interest-bearing promissory note.

The Transaction constitutes a “Reviewable Transaction” under TSXV Policy 5.3 – Acquisitions and Dispositions of Non-Cash Assets, as the Consideration Shares to be issued to Agnico Eagle will result in Agnico Eagle becoming an Insider of Vizsla Copper.

In addition, on closing of the Transaction, Agnico Eagle and Vizsla Copper will enter into an investor rights agreement pursuant to which Agnico Eagle will be granted certain rights, provided that it maintains certain ownership thresholds in the Common Shares, including: (i) the right to nominate one person (and in the case of an increase in the size of Vizsla Copper’s board of directors to eight or more directors, two persons) to Vizsla Copper’s board of directors; (ii) the right to participate in certain equity offerings and dilutive issuances in order to maintain or acquire up to the greater of Agnico Eagle’s then-current ownership interest and an ownership interest of 19.9% (on a partially-diluted basis) in Vizsla Copper; and (iii) demand and piggy-back registration rights in respect of certain offerings.

Agnico Eagle is acquiring the Common Shares and Warrants as part of its strategy of acquiring strategic positions in prospective opportunities with high geological potential. Depending on market conditions, strategic priorities and other factors, Agnico Eagle may, from time to time, acquire additional Common Shares, Warrants or other securities of Vizsla Copper or dispose of some or all of the Common Shares, Warrants or other securities of Vizsla Copper that it owns at such time.

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Post Closing Financing Commitment

Agnico Eagle has agreed to participate in the first equity financing completed by Vizsla Copper following the date of the Purchase Agreement (the “Post-Closing Financing”), in an amount not to exceed the lesser of (a) C$5,000,000, and (b) 10% of the aggregate gross proceeds of the Post-Closing Financing. Agnico Eagle’s participation in the Post-Closing Financing is conditional on the Post-Closing Financing having a minimum aggregate offering size of C$30,000,000, and it being completed on or before December 31, 2026.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact:

Investor Relations

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone: 416-947-1212

Email: investor.relations@agnicoeagle.com

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. Vizsla Copper’s head office is located at 1723 – 595 W. Burrard St., Vancouver, BC V7X 1J1.

Advisors

Stifel Canada is acting as financial advisor to Agnico Eagle. Davies Ward Phillips & Vineberg LLP is acting as legal advisor to Agnico Eagle.

About Agnico Eagle

Canadian-based and led, Agnico Eagle is Canada’s largest mining company and the second largest gold producer in the world, operating mines in Canada, Australia, Finland and Mexico. Agnico Eagle is advancing a pipeline of high-quality development projects in these regions to support sustainable growth over the next decade. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

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Forward-Looking Statements

The information in this news release has been prepared as at September 8, 2026. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, without limitation, statements relating to Agnico Eagle’s receipt of Common Shares, Warrants and NSRs pursuant to the Purchase Agreement, the expected closing and closing date of the Transaction, Agnico Eagle’s expected royalty interest in Delta and Helm Bay, the contingent milestone payments payable in respect of Delta and the manner in which they may be satisfied, Agnico Eagle’s participation in the Post-Closing Financing, Agnico Eagle’s expected ownership interest in Vizsla Copper upon closing of the Transaction, the investor rights agreement to be entered into between Agnico Eagle and Vizsla Copper on closing of the Transaction and Agnico Eagle’s acquisition or disposition of securities of Vizsla Copper in the future. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

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